PATTON BOGGS LLP
2001 ROSS AVENUE, SUITE 3000
DALLAS, TEXAS 75201
214-758-1550
March 31, 2006
VIA EDGAR
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn:	John Reynolds
Assistant Director
Division of Corporation Finance

Re:	JK Acquisition Corp. Amendment No. 10 to Registration Statement on Form S-1 Registration Statement No. 333-125211
Dear Mr. Reynolds:
     JK Acquisition Corp. (the “Company”) has filed with the Commission an Amendment No. 10 to the above referenced Registration Statement (the “Registration Statement”). The changes reflected in Amendment No. 10 are intended to respond to the comments set forth in your letter dated March 30, 2006 (the “Comment Letter”). The numbered paragraphs below correspond to the numbered comments in the Comment Letter. Within our response, page references are to the pages in the Prospectus included in the Registration Statement filed with the Commission on March 31, 2006.
General
1.	We note that the private placement units would be purchased by your officers, directors and nominees. Please revise to discuss how purchases by nominees are consistent with Section 5 of the Securities Act of 1933.

RESPONSE: There will be no purchases by the nominees of our officers and directors. We have revised the cover page and pages 1, 5 and 46 to address your comment.

2.	Considering their investment decisions have been made, please revise your Item 404 and Part II disclosure to identify the persons who will purchase in the private placement.

RESPONSE: With respect to Item 404 disclosure, please see page 42 for the disclosure of the identity of the persons who will purchase in the private placement. With respect to

Division of Corporation Finance
Attn: John Reynolds
March 31, 2006

Part II disclosure, we have revised page II-4 to include the disclosure of the persons who will purchase the private placement units immediately prior to the offering.

3.	We note the disclosure throughout your registration statement that you would be required to convert to cash up to approximately 19.99% of the common stock sold in this offering. Please clarify whether the company may structure or consummate a business combination in which less than 19.99% of the IPO shareholders will be able to convert for the business combination to still go forward.

RESPONSE: The Company may consummate a business combination in which less than 19.99% of the IPO shareholders will be able to convert for the business combination. We have included the phrase “up to” to denote that is the maximum amount of common stock in this offering that may be converted if the Company desires to consummate a business combination. We have also previously disclosed on pages 7, 8, 31 and 44 that we may only consummate our initial business combination if we have: (i) approved by a majority of the shares of common stock voted by the public stockholders, and (ii) public stockholders owning less than 20% of the shares purchased by the public stockholders in this offering exercise their conversion rights.
Prospectus Summary, page 1
4.	We note the disclosure on page five that you will proceed with a business combination only if public stockholders owning less than an aggregate of 20 percent of shares sold in this offering and in the private placement exercise their conversion rights. It is not clear how shares purchase in the private placement are eligible for conversion since they would be owned by your initial shareholders.

RESPONSE: The shares purchased in the private placement are not eligible for conversion. Please see pages 5 and 44 for our revisions to further clarify that only the public stockholders will be exercising their conversion rights.

5.	We note that upon conversion, stockholders will receive a pro rata share of the trust account. You have disclosed that amount as $5.82 at a minimum. The disclosed amount does not appear to be accurate considering a portion of the trust includes the private placement units and deferred underwriters’ compensation. Based on the disclosed pro rata amount, shareholders who remain appear to be worse off than those who convert. Please revise your disclosure to reflect the economic impact of excluding the private placement shares in determining the pro rata disclosure.

RESPONSE: We have included language under “Conversion Rights for Stockholders” on page 5 of the Prospectus to clarify that the converting stockholders pro rata share of the Trust Account includes $1,305,000 attributable to the underwriters’ deferred non-accountable expense allowance and $2,000,004 attributable to the proceeds of the private placement. However, as the Trust Account will cease to exit at the date of a business combination, we do not believe

Division of Corporation Finance
Attn: John Reynolds
March 31, 2006

there is an equivalent calculation post business combination. The stockholders who do not convert will no longer have a price per share based upon a cash value in a trust account. We believe the amount of $5.82 accurately reflects the value for the converting stockholders.
Risk Factors, page 8
6.	Please revise the last risk factor on page 12 that continues onto page 13 to also disclose that the initial shareholders only paid $0.0125 per share for their 2,500,000 shares.

RESPONSE: We have revised such risk factor on pages 12 and 13 to address your comment.
Use of Proceeds, page 18
7.	The disclosure in footnote four is not clear because a substantial portion of the proceeds held in trust are from the private placement and deferred underwriters’ compensation and the disclosed percentages only apply upon liquidation. Please revise to clarify.

RESPONSE: We have revised footnote (4) to the table on page 18 to address your comment.

8.	Please revise to clarify if the underwriters are entitled to the interest earned on their portion of the trust proceeds upon release of the funds from trusts.

RESPONSE: We have revised footnote (5) to the table on page 18 to address your comment.

9.	Please revise to further discuss your expectations regarding the interest that will be earned by the proceeds held in trust since that will affect the funding of your search for a target company.

RESPONSE: Please see footnote (2) to the table on page 19 for our revision to address your comment.

10.	It is not clear why there are two line items allocated to due diligence, since due diligence and expenses attendant to due diligence appear to overlap. Please revise to clarify. Also, clarify which line item accounts for reimbursements to your officers and directors.

RESPONSE: Please see page 19 of the Prospectus for the revisions that we have made to address your comments.
Dilution, page 21
11.	Please revise to deduct deferred offering costs from the net tangible book value at December 31, 2005. The amount of increase attributable to new investors should also be revised. Pro

Division of Corporation Finance
Attn: John Reynolds
March 31, 2006

forma net tangible book value after the offering and the amount of dilution to new investors would not be affected.

RESPONSE: Please see pages 22 and 23 of the Prospectus for the revisions that we have to address your comments.
Management’s Discussion and Analysis, page 24
12.	We note that you “do not believe [you] will need to raise additional funds following this offering in order to meet the expenditures required for operating [your] business.” Please advise if the noted disclosure on page 25 refers to your operations as a shell or an actual operating company resulting from any business combination.

RESPONSE: The noted disclosure on page 26 refers to our operations prior to a business combination. We have revised such disclosure on page 26 to further clarify.
Proposed Business, page 26
13.	We note that you will focus on “cash flow positive companies.” Please revise to discuss the circumstances in which you would deviate from your focus and acquire a company that is not considered “cash flow positive.”

RESPONSE: We have revised the first paragraph on page 27 of the Prospectus to clarify our position.

14.	Under the caption “source of business,” please revise to discuss the possibility that you could be used to be merged with a company that is related with one or more of the initial shareholders, if such possibility exist.

RESPONSE: Please see page 29 for the disclosure requested as related to the possibility that the Company could be merged with a company that is related with one or more of the initial shareholders, if such possibility exist
Note 1 — Summary of Significant Accounting Policies, page F-7

15.	Please revise to disclose your fiscal year-end.

RESPONSE: We have added such disclosure to page F-7.
Note 7 — Proposed Initial Public Offering, page F-8
16.	Please explain your basis for using an expected useful life of four years in valuing the underwriter’s purchase option. It appears you are excluding the one year vesting period. Please note analogous guidance in the expected term of employee share options and similar instruments included in paragraph A28(a) of SFAS 123R. This guidance, carried over from

Division of Corporation Finance
Attn: John Reynolds
March 31, 2006

paragraph 280(a) of SFAS 123 states an option’s expected term must at least include the vesting period. In general, it appears the option issued to the underwriter should be valued considering an expected life equal to the full contractual term, five years.

RESPONSE: On page 49 of the Prospectus, we disclose that “[t]his option expires four years from the effective date of this prospectus.” Thus, the expected useful life of four years in valuing the underwriter’s purchase option appears reasonable because the full contractual term is four years from the date of the Prospectus, not five years.
Signatures
17.	Please review instruction one to the signatures and revise accordingly.

RESPONSE: Please see the signatures on page II-7 for such requested revision with respect to the identification of the Principal Financial and Accounting Officer.
If you have any questions regarding this request, please do not hesitate to contact me at (214) 758-6621 or Fred Stovall at (214) 758-1515.

Very truly yours,
/s/ Thad A. Schaefer
Thad A. Schaefer, Esq.

cc:	Fred S. Stovall, Esq.
Duc Dang, Division of Corporation Finance (via electronic mail)
James P. Wilson
Keith D. Spickelmier